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UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 5
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
( ) Form 3 Holdings Reported
( ) Form 4 Transactions Reported
1. Name and Address of Reporting Person
   Meyers, Betty K
   401 Emerald Street
   New Orleans, LA 70124
2. Issuer Name and Ticker or Trading Symbol
   E-Z-EM, Inc.
   EZM.A/EZM.B
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   October 1998
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director (X) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)
7. Individual or Joint/Group Reporting (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security         |2.    |3.  |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                             |Transaction|  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                             |Date  |Code|                                  |  Beneficially     |(D)or |                           |
                             |      |    |                  | A/|           |  Owned at         |Indir |                           |
                             |      |    |    Amount        | D |    Price  |  End of Year      |ect(I)|                           |
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
Class A Common Stock         |      |    |                  |   |           |                   |      |                           |
                             |      |    |                  |   |           |820,806            |      |(1)                        |
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Class B Common Stock         |      |    |                  |   |           |                   |      |                           |
                             |      |    |                  |   |           |1,109,426          |      |(1)(2)                     |
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Explanation of Responses:
(1)  Includes shares held in usufruct in favor of the reporting person's children, Messrs. David and Jonas Meyers and Dr. Stuart Meyers.
(2)  Includes shares owned by a partnership in which the reporting person has an interest.